ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

December 9, 2004

04046933

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SEC MAIL PROCESSING RECEIVED DEC 16 2004 WASH. D.C. 179 SECTION

SUPPL

PROCESSED JAN 03 2005 THOMSON FINANCIAL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED JAN 03 2005 THOMSON FINANCIAL

TED BRINDAL
Company Secretary

12/30

Lodgement with Australian Stock Exchange:
9 December 2004 – (ASX Announcement & Media Release – Bay Courant well)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

9 December 2004

ASX ANNOUNCEMENT AND MEDIA RELEASE

Further shows in Bay Courant well

Further shows have been recorded on mudlogs over the Pelican Sand Interval (second objective) between 12,075 and 12,092 feet in the SL 17316 #1 well being drilled at Bay Courant. These further shows are described as including 15% golden yellow fluorescence associated with a drilling break and an increase in background gas. Preliminary evaluation suggests dry gas at this interval.

Earlier in the week oil and gas shows were recorded on mudlogs over the Bourg Sand Interval (first objective) between 11,779 and 11,792 feet. The show description included 30% yellow fluorescence associated with a drilling break and an increase in background gas. Preliminary evaluation of these shows suggests oil in the Bourg Sand.

The Duval interval at approximately 12,285 feet (third objective) was not evident on mudlogs. There remains approximately 450 feet to reach total depth and the well appears to be correlating closely to the Laterre G-1, an offset well that had 20 feet of gas pay in the Dulac Sand, which is the final interval to be evaluated by the SL 17316 #1 well.

Preliminary interpretation suggests the targeted fault block area has increased from pre-drill estimates offsetting any reduction in targeted pay in the third objective Duval Sand. Whilst production casing has been ordered for the well, final pay estimates will only be determined once electric logs have been run after the well reaches planned total depth of 12,900 feet.

The Bay Courant Project is a low risk, normally pressured test of multiple Miocene oil and gas targets and is located in the intracoastal State waters, Lafourche Parish, South Louisiana



(TODCO Barge Rig, South Louisiana, courtesy www.carlmaples.com)

FAR's working interest at Bay Courant will reduce from 20 percent to 15 percent once payout has been achieved which is estimated to be within 10 months provided the program proceeds according to plan. FAR is the only listed entity participating in the project with other interests held by North American entities.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au